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BRASCAN                                                             NEWS RELEASE
CORPORATION


                           BRASCAN CORPORATION ANNOUNCES
                      PURCHASE OF ADDITIONAL SHARES OF NEXFOR



TORONTO, MAY 11, 2001 - Brascan Corporation announced today that it purchased an additional 2,300,000 common shares of Nexfor Inc. through a normal course purchase on The Toronto Stock Exchange. Nexfor is a North American producer of building products and specialty papers and the leading producer of wood-based panel products in the United Kingdom.

Including purchases totalling 1,376,700 common shares made since December 31, 2000, Brascan has acquired 3,676,700 common shares of Nexfor during the current year, representing approximately 2.6% of the outstanding common shares of Nexfor. These purchases were made for investment purposes. Brascan now owns 51,080,674 Nexfor common shares, representing 36.3% of its outstanding common shares.


                               * * * * * * * * * *

BRASCAN CORPORATION is focussed on increasing shareholder value through owning businesses with leadership positions in the property, natural resources, energy and financial services industries. The Brascan group employs over 50,000 people in managing and operating more than 120 major properties and production facilities in North and South America and Europe. Brascan is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol BNN.

For more information, please visit our web site at www.brascancorp.com or contact the following individuals:

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MEDIA:                   INVESTORS AND FINANCIAL ANALYSTS:
Robert J. Harding        Richard Legault                           Katherine C. Vyse
Chairman                 Senior Vice-President and                 Vice-President,
416-363-9491             Chief Financial Officer                   Investor Relations
                         416-956-5183                              416-369-8246
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